UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and
Amendments Thereto Filed Pursuant to 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

China Online Education Group

(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

16954L 105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Jack Jiajia Huang
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 46,949,949 (1) See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 46,949,949 (1) See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,949,949 (1) See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 14.5%. The voting power of the shares beneficially owned represents 30.9%(2) of the total outstanding voting power. See Item 4.
12	Type of Reporting Person IN

(1)	Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, (iii) 15,535,423 Class B ordinary shares held by Dasheng Online Limited, and (iv) 838,025 Class A ordinary shares issuable to Jack Jiajia Huang upon exercise of options and vesting of restricted share units within 60 days after December 31, 2021.

(2)	The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2021 (taking into account the number of shares that the reporting person had the right to acquire within 60 days after December 31, 2021). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

1	Names of Reporting Persons Ting Shu
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 46,949,949 (1) See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 46,949,949 (1) See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,949,949 (1) See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 14.5%. The voting power of the shares beneficially owned represents 30.9%(2) of the total outstanding voting power. See Item 4.
12	Type of Reporting Person IN

(1)

Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, (iii) 15,535,423 Class B ordinary shares held by Dasheng Online Limited, and (iv) 838,025 Class A ordinary shares issuable to Jack Jiajia Huang upon exercise of options and vesting of restricted share units within 60 days after December 31, 2021.

(2)	The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2021 (taking into account the number of shares that the reporting person had the right to acquire within 60 days after December 31, 2021). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

1	Names of Reporting Persons Dasheng Global Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 31,228,346 (1) See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 31,228,346 (1) See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,228,346 (1) See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 9.7%. The voting power of the shares beneficially owned represents 20.4%(2) of the total outstanding voting power. See Item 4.
12	Type of Reporting Person CO

(1)	Represents (i) 30,390,321 Class B ordinary shares held by Dasheng Global Limited and (ii) 838,025 Class A ordinary shares issuable to Jack Jiajia Huang upon exercise of options and vesting of restricted share units within 60 days after December 31, 2021.

(2)	The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2021 (taking into account the number of shares that the reporting person had the right to acquire within 60 days after December 31, 2021). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

1	Names of Reporting Persons Dasheng Online Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 15,535,423 (1) See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,535,423 (1) See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,535,423 (1) See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 4.8%. The voting power of the shares beneficially owned represents 10.4%(2) of the total outstanding voting power. See Item 4.
12	Type of Reporting Person CO

(1)	Represents 15,535,423 Class B ordinary shares held by Dasheng Online Limited.

(2)	The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2021 (taking into account the number of shares that the reporting person had the right to acquire within 60 days after December 31, 2021). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

1	Names of Reporting Persons Dasheng International Holdings Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 46,949,949 (1) See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 46,949,949 (1) See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,949,949 (1) See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 14.5%. The voting power of the shares beneficially owned represents 30.9%(2) of the total outstanding voting power. See Item 4.
12	Type of Reporting Person CO

(1)	Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, (iii) 15,535,423 Class B ordinary shares held by Dasheng Online Limited, and (iv) 838,025 Class A ordinary shares issuable to Jack Jiajia Huang upon exercise of options and vesting of restricted share units within 60 days after December 31, 2021.

(2)	The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2021 (taking into account the number of shares that the reporting person had the right to acquire within 60 days after December 31, 2021). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

1	Names of Reporting Persons TB Family Trust
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 46,949,949 (1) See Item 4.
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 46,949,949 (1) See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,949,949 (1) See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 14.5%. The voting power of the shares beneficially owned represents 30.9%(2) of the total outstanding voting power. See Item 4.
12	Type of Reporting Person OO

(1)	Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, (iii) 15,535,423 Class B ordinary shares held by Dasheng Online Limited, and (iv) 838,025 Class A ordinary shares issuable to Jack Jiajia Huang upon exercise of options and vesting of restricted share units within 60 days after December 31, 2021.

(2)	The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2021 (taking into account the number of shares that the reporting person had the right to acquire within 60 days after December 31, 2021). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

Item 1(a).	Name of Issuer: China Online Education Group
Item 1(b).

Address of Issuer’s Principal Executive Offices:
Room 607, Yuemeite Building, No.1 Gaoxin South 7th Road

High-tech Zone, Yuehai Street, Nanshan District

Shenzhen, Guangdong Province 518063

The People’s Republic of China

Item 2(a).	Name of Person Filing: (i) Jack Jiajia Huang; (ii) Ting Shu; (iii) Dasheng Global Limited; (iv) Dasheng Online Limited; (v) Dasheng International Holdings Limited; and (vi) TB Family Trust
Item 2(b).

Address of Principal Business Office, or, if none, Residence:
The address of the principal business office of each of the reporting persons is:

Room 607, Yuemeite Building, No.1 Gaoxin South 7th Road

High-tech Zone, Yuehai Street, Nanshan District

Shenzhen, Guangdong Province 518063

The People’s Republic of China

Item 2(c).

Citizenship:

(i)       Jack Jiajia Huang - People’s Republic of China;

(ii)      Ting Shu - People’s Republic of China;

(iii)     Dasheng Global Limited — British Virgin Islands;

(iv)     Dasheng Online Limited — British Virgin Islands;

(v)      Dasheng International Holdings Limited — British Virgin Islands; and

(vi)     TB Family Trust — Cayman Islands

Item 2(d).	Title of Class of Securities:
Class A ordinary shares, par value of $0.0001 per share. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
Item 2(e).	CUSIP No.: 16954L 105
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership
The following information with respect to the ownership of the ordinary shares, par value of $0.0001 per share, of the Issuer by each of the reporting persons is provided as of December 31, 2021:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:	Percentage of aggregate voting power
Jack Jiajia Huang	46,949,949	14.5	0	46,949,949	0	46,949,949	30.9
Ting Shu	46,949,949	14.5	0	46,949,949	0	46,949,949	30.9
Dasheng Global Limited	31,228,346	9.7	0	31,228,346	0	31,228,346	20.4
Dasheng Online Limited	15,535,423	4.8	0	15,535,423	0	15,535,423	10.4
Dasheng International Holdings Limited	46,949,949	14.5	0	46,949,949	0	46,949,949	30.9
TB Family Trust	46,949,949	14.5	0	46,949,949	0	46,949,949	30.9

Mr. Jack Jiajia Huang holds 186,180 Class A ordinary shares in the form of ADSs.

Dasheng Global Limited, a British Virgin Islands company, is the record owner (the “Dasheng Global”) of (i) 30,390,321 Class B ordinary shares of the Issuer, (ii) 713,025 Class A ordinary shares of the Issuer issuable to Jack Jiajia Huang upon exercise of options within 60 days after December 31, 2021, and (iii) 125,000 Class A ordinary shares of the Issuer in the form of ADSs issuable to Jack Jiajia Huang upon vesting of restricted share units within 60 days after December 31, 2021. Mr. Jack Jiajia Huang is the sole director of Dasheng Global.

Dasheng Online Limited, a British Virgin Islands company, is the record owner (the “Dasheng Online”) of 15,535,423 Class B ordinary shares of the Issuer. Ms. Ting Shu is the sole director of Dasheng Online.

Each of Dasheng Global and Dasheng Online is wholly beneficially owned by Dasheng International Holdings Limited (“Dasheng Holdings”), which is in turn, wholly owned by TB Family Trust (the “Trust”), for which TMF (Cayman) Ltd. acts as the trustee (the “Trustee”). S.B. Vanwall Ltd. is the sole director of Dasheng Holdings appointed by the Trustee. The settlors of the Trust are Mr. Huang and Ms. Shu. Mr. Huang, Ms. Shu and their family members are beneficiaries under the Trust. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Dasheng Holdings, the Trust, the Trustee, Mr. Huang and Ms. Shu may be deemed to be a group, and each member of such group may be deemed to beneficially own all of the ordinary shares beneficially owned by other members constituting such group. However, each of Dasheng Holdings, the Trust, Mr. Huang and Ms. Shu disclaims beneficial ownership of any shares other than the abovementioned (i) 186,180 Class A ordinary shares of the Issuer in the form of ADSs held by Jack Jiajia Huang, (ii) 30,390,321 Class B ordinary shares of the Issuer held by Dasheng Global, (iii) 713,025 Class A ordinary shares of the Issuer issuable to Jack Jiajia Huang upon exercise of options within 60 days after December 31, 2021, held by Dasheng Global, (iv) 125,000 Class A ordinary shares of the Issuer in the form of ADSs issuable to Jack Jiajia Huang upon vesting of restricted share units within 60 days after December 31, 2021, held by Dasheng Global and (v) 15,535,423 Class B ordinary shares of the Issuer held by Dasheng Online. All shares beneficially owned by the Trust are beneficially owned by the Trustee solely in its capacity as trustee of the Trust. Accordingly, the Trustee, solely in its capacity as trustee of the Trust, may be deemed to beneficially own all ordinary shares of the Issuer that are beneficially owned by the Trust. However, the Trustee disclaims beneficial ownership of all ordinary shares of the Issuer.

The percentage of the class of securities beneficially owned by each reporting person is based on 322,564,674 outstanding ordinary shares as a single class, being the sum of 192,877,508 Class A ordinary Shares and 129,687,166 Class B ordinary shares of the Issuer outstanding as of February 28, 2021, assuming conversion of all Class B ordinary shares into Class A ordinary shares, and excluding (i) 7,050,645 Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plan; and (ii) the Issuer’s repurchase of 3,907,950 Class A ordinary shares in the form of ADSs held as treasury shares.

Percentage of aggregate voting power represents voting power of all ordinary shares held by each reporting person with respect to all outstanding shares of the Issuer’s Class A and Class B ordinary shares on an as-converted basis. Each holder of the Issuer’s Class A ordinary shares is entitled to one vote per share. Each holder of the Issuer’s Class B ordinary shares is entitled to ten votes per share.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 of the reporting persons’ Schedule 13G filed pursuant to Rule 13d-1(d) on January 30, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Jack Jiajia Huang	/s/ Jack Jiajia Huang

Ting Shu	/s/ Ting Shu

Dasheng Global Limited	By:	/s/ Jack Jiajia Huang
	Name:	Jack Jiajia Huang
	Title:	Director

Dasheng Online Limited	By:	/s/ Ting Shu
	Name:	Ting Shu
	Title:	Director

Dasheng International Holdings Limited	By:	/s/ S.B. Vanwall Ltd.
	Name:	S.B. Vanwall Ltd.
	Title:	Director

TB Family Trust	By:	/s/ TMF (Cayman) Ltd.
	Name:	TMF (Cayman) Ltd.
	Title:	Trustee

[Signature Page to Schedule 13G/A]